UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.

(Name of Issuer)

Mandatory Redeemable Preferred Shares Series C

(TITLE OF CLASS OF SECURITIES)

64128C 4*4

(CUSIP Number)

MetLife Investment Management, LLC

One MetLife Way

Whippany, New Jersey 07981

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                                         August 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64128C 4*4

1.	Names of Reporting Persons MetLife Investment Management, LLC 82-2405817
2.	Check the Appropriate Box if a member of a Group (see instructions) a. _ b. _*
3.	SEC Use Only __________________________________________
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization
DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,600,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,600,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,600,000 (See Item 5 below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100% (See Item 5 below)
14.	Type of Reporting Person (See Instructions) IA

*The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

SCHEDULE 13D

CUSIP No. 64128C 4*4

1.	Names of Reporting Persons Metropolitan Life Insurance Company 13-5581829

2.	Check the Appropriate Box if a member of a Group (see instructions) a. b. *
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization NY

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,960,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,960,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,960,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 65.26%
14.	Type of Reporting Person (See Instructions) IC

*The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

SCHEDULE 13D

CUSIP No. 64128C 4*4

1.	Names of Reporting Persons MetLife Reinsurance Company of Charleston 20-5819518

2.	Check the Appropriate Box if a member of a Group (see instructions) a. b. *
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization SC

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,680,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,680,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,680,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.11%
14.	Type of Reporting Person (See Instructions) IC

*The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

SCHEDULE 13D

CUSIP No. 64128C 4*4

1.	Names of Reporting Persons Metropolitan Tower Life Insurance Company 13-3114906

2.	Check the Appropriate Box if a member of a Group (see instructions) a. b. *
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization NE
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared Voting Power: 960,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 960,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 960,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 12.63%
14.	Type of Reporting Person (See Instructions) IC

*The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of mandatory redeemable preferred shares, Series C (“MRP Shares”) of Neuberger Berman High Yield Strategies Fund Inc. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of the MRP Shares by Metropolitan Life (as defined below), MetLife Reinsurance (as defined below) and Metropolitan Tower (as defined below) pursuant to the Master Securities Agreement dated August 3, 2020 (the “Agreement”), among the Issuer, Metropolitan Life, MetLife Reinsurance and Metropolitan Tower for an aggregate purchase price of $95,000,000 (the “Transaction”). The Issuer’s principal executive offices are located at 1290 Avenue of the Americas, New York, New York 10104.

Item 2	Identity and Background

(a) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	MetLife Investment Management, LLC (“MetLife Investment Management”)

ii.	Metropolitan Life Insurance Company (“Metropolitan Life”)

iii.	MetLife Reinsurance Company of Charleston (“MetLife Reinsurance”)

iv.	Metropolitan Tower Life Insurance Company (“Metropolitan Tower”)

This Statement relates to the MRP Shares that were purchased for the account of Metropolitan Life, MetLife Reinsurance and Metropolitan Tower.

(b) The address of the principal business office of MetLife Investment Management is:

One MetLife Way

Whippany, New Jersey 07981

The address of the principal business office of Metropolitan Life is:

200 Park Avenue

New York, New York 10166

The address of the principal business office of MetLife Reinsurance is:

200 Park Avenue

New York, New York 10166

The address of the principal business office of Metropolitan Tower is:

200 Park Avenue

New York, New York 10166

MetLife Investment Management is wholly owned by MetLife Investment Management Holdings, LLC; however, MetLife Investment Management Holdings, LLC neither controls, nor has the power to control,

the investment decisions that MetLife Investment Management makes for Metropolitan Life, MetLife Reinsurance and Metropolitan Tower and expressly disclaims beneficial ownership of the shares.

(c) MetLife Investment Management Holdings, LLC and its subsidiaries provide global financial services and insurance products. The principal business of MetLife Investment Management is to provide investment management for the MetLife, Inc. insurance subsidiaries and third party institutional clients.

(d) Not applicable.

(e) Not applicable.

(f) Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $95,000,000. The source of funds was the working capital of the Reporting Persons.

Item 4	Purpose of the Transaction

(a) Metropolitan Life, MetLife Reinsurance and Metropolitan Tower purchased the MRP Shares for investment purposes in the ordinary course of business and not with the intent to control the Issuer. Metropolitan Life, MetLife Reinsurance and Metropolitan Tower acquired the MRP Shares directly from the Issuer pursuant to the Agreement.

Except to the extent the information provided herein may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5	Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

This is a joint filing among the Reporting Persons. As a result of the Transaction, the MRP Shares represent 28.00% of the voting securities of the Issuer, which percentage is based on 19,540,585 outstanding common shares, according to information shared by the Issuer in its proxy statement for the annual meeting of stockholders to be held on October 29, 2020. Pursuant to the terms of the Articles Supplementary Creating and Fixing the Rights of the MRP Shares, which are on file with the Maryland Secretary of State and are incorporated by reference herein, the holders of the MRP Shares are entitled to one vote for each MRP Share held by such holder on each matter submitted to a vote of stockholders of the Issuer, and the holders of outstanding shares of preferred stock, including the MRP Shares, and the holders of outstanding shares of common stock vote together as a single class with respect to such matters; provided, however, that, at any meeting of the stockholders of the Issuer held for the election of directors, the holders of outstanding shares of preferred stock, including the MRP Shares, shall be entitled, as a class, to the exclusion of the holders of all other securities and classes of shares of stock of the Issuer, to elect two directors of the Issuer. The Reporting Persons do not take any responsibility for the accuracy of the information as to the amount of outstanding shares of common stock upon which the foregoing percentage is calculated.

MetLife Investment Management serves as investment adviser to Metropolitan Life, MetLife Reinsurance and Metropolitan Tower and shares voting and investment power with respect to the MRP Shares referenced herein but disclaims beneficial ownership as to such MRP Shares.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, MRP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 and Item 5 are incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2020

METLIFE INVESTMENT MANAGEMENT, LLC

By:	/s/ Elisabeth H. Bedore

Name:	Elisabeth H. Bedore
Title:	Vice President & MetLife Investment Management, LLC Chief Compliance Officer

METROPOLITAN LIFE INSURANCE COMPANY

By:	/s/ Elisabeth H. Bedore

Name:	Elisabeth H. Bedore
Title:	Vice President & MetLife Investment Management, LLC Chief Compliance Officer

METLIFE REINSURANCE COMPANY OF CHARLESTON

By:	/s/ Elisabeth H. Bedore

Name:	Elisabeth H. Bedore
Title:	Vice President & MetLife Investment Management, LLC Chief Compliance Officer

METROPOLITAN TOWER LIFE INSURANCE COMPANY

By:	/s/ Elisabeth H. Bedore

Name:	Elisabeth H. Bedore
Title:	Vice President & MetLife Investment Management, LLC Chief Compliance Officer

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF

REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of MetLife Investment Management, LLC. The business address of each of the executive officers and directors of MetLife Investment Management, LLC is One MetLife Way Whippany, New Jersey 07981.

Appointed Entity	Appointment Type
Pollaro, Jr., Joseph	Director
Merck, Robert	Manager

Appointed Entity	Appointment Type
Budd, Kevin	Assistant Secretary
Derrig, Ellen	Assistant Secretary
Ding, William	Assistant Secretary
Gleason, Mary	Assistant Secretary
Goldstein, Robert	Assistant Secretary
Karp, Steven	Assistant Secretary
Khosla, Deepa	Assistant Secretary
Lurie, Todd	Assistant Secretary
Scudder, Daniel	Assistant Secretary
Smith, Michelle	Assistant Secretary
Connery, Charles	Assistant Treasurer
Bedore, Elisabeth	Chief Compliance Officer
Yick, Michael	Chief Financial Officer
Goulart, Steven	President
McCrory, Hugh	Secretary

The following sets forth the name and present principal occupation of each executive officer and director of Metropolitan Life Insurance Company. The business address of each of the executive officers and directors of Metropolitan Life Insurance Company is 200 Park Avenue, New York, New York 10166.

Metropolitan Life Insurance Company

Executive Officers and Directors

Glenn R. Hubbard, Director

Cheryl W. Grisé, Director

Carlos M. Gutierrez, Director

Gerald L. Hassell, Director

David L. Herzog, Director

Edward J. Kelly III, Director

William E. Kennard, Director

Michel A. Khalaf, Director

Catherine R. Kinney, Director

Diana L. McKenzie, Director

Denise M. Morrison, Director

Mark A. Weinberger, Director

Michel A. Khalaf, President and Chief Executive Officer

Marlene Debel, Executive Vice President and Chief Risk Officer

Stephen W. Gauster, Executive Vice President and General Counsel

Steven J. Goulart, Executive Vice President and Chief Investment Officer

Esther Lee, Executive Vice President, Global Chief Marketing Officer

John D. McCallion, Executive Vice President, Chief Financial Officer

Bill Pappas, Executive Vice President and Head of Global Technology and Operations

Susan Podlogar, Executive Vice President and Chief Human Resources Officer

Ramy Tadros, President, U.S. Business

The following sets forth the name and present principal occupation of each executive officer and director of MetLife Reinsurance Company of Charleston. The business address of each of the executive officers and directors of MetLife Reinsurance Company of Charleston is 200 Park Avenue, New York, New York 10166.

MetLife Reinsurance Company of Charleston

Appointed Entity	Appointment Type
Baron, Roberto	Director
Foggon, Gavin	Director
Levene, David	Director
Mackay, Kevin	Director
Rallis, Andrew	Director
Reilly, James	Director

Appointed Entity	Appointment Type
Boudreau, Bryan	Appointed Actuary
Doncov, Stephanie	Assistant Secretary
Raphael, Robert	Assistant Secretary
Rallis, Andrew	Audit Committee—Committee Chairman
Reilly, James	Audit Committee—Committee Member
Baron, Roberto	Audit Committee Member
Rallis, Andrew	Chairman
Scully, Charles	Executive Vice President and Executive Investment Officer
Baron, Roberto	President
Buford, Kelli	Secretary
Boudreau, Bryan	Senior Vice President
Cranwell, Damien Brian	Senior Vice President
Ahmed, Zulfigar	Senior Vice President and Chief Information Security Officer
Redgate, Kevin	Senior Vice President and Senior Investment Officer
Mackay, Kevin	Senior Vice President and Treasurer
Hammond, Michael	Vice President
McClain, Aaron	Vice President
Connery, Charles	Vice President and Assistant Treasurer
Reilly, James	Vice President and Chief Financial Officer
Oldham, Robert	Vice President and Controller
Montoya, Albert	Vice President and Investment Officer
Radis, Stephen C.	Vice President and Investment Officer
Stevens, James	Vice President and Investment Officer

The following sets forth the name and present principal occupation of each executive officer and director of Metropolitan Tower Life Insurance Company. The business address of each of the executive officers and directors of Metropolitan Tower Life Insurance Company is 200 Park Avenue, New York, New York 10166.

Metropolitan Tower Life Insurance Company

Appointed Entity	Appointment Type
Borowski, Michael	Director
Boudreau, Bryan	Director
Caldwell, Steven (Doug)	Director
Cox, Graham Scott	Director
Mackay, Kevin	Director
Scully, Charles	Director
Tadikonda, Rebecca	Director
Zarcone, Michael	Director

Appointed Entity	Appointment Type
Bedore, Elisabeth	38a-1 Compliance Officer
Woodward, Linda	Appointed Actuary
Buford, Kelli	Assistant Secretary
Doncov, Stephanie	Assistant Secretary
Cox, Graham Scott	Audit Committee—Committee Chairman
Boudreau, Bryan	Audit Committee—Committee Member
Mackay, Kevin	Audit Committee—Committee Member
Tadikonda, Rebecca	Audit Committee—Committee Member
St. Amour, Andre	Chief Agent (Canada)
Caldwell, Steven (Doug)	Executive Vice President
Zarcone, Michael	Executive Vice President
Schock, Tamara	Executive Vice President and Chief Accounting Officer
Scully, Charles	Executive Vice President, Executive Investment Officer and Chief Hedging Officer
Cox, Graham Scott	President and Presiding Officer of the Board
Baron, Roberto	Senior Vice President
Boudreau, Bryan	Senior Vice President
Brown, Timothy	Senior Vice President

Appointed Entity	Appointment Type
Cranwell, Damien Brian	Senior Vice President
O'Brien, Timothy	Senior Vice President
Piechnik, Paul	Senior Vice President
Pina, Jeannette	Senior Vice President
Schuster, Thomas	Senior Vice President
Sakoulas, Michael	Senior Vice President and Chief Financial Officer
Ahmed, Zulfigar	Senior Vice President and Chief Information Security Officer
Huang, Sean	Senior Vice President and Senior Investment Officer
Redgate, Kevin	Senior Vice President and Senior Investment Officer
Varughese, Philip	Senior Vice President and Senior Investment Officer
Barth, Clea	Vice President
Bruen, James	Vice President
Conley, Jodi	Vice President
Fradkin, Geoffrey	Vice President
Gordon, Kim	Vice President
Hioki, Mari	Vice President
Hirschberg, Alan	Vice President
Koransky, Howard	Vice President
Kremer, Christopher	Vice President
McClain, Aaron	Vice President
Model, Sabrina	Vice President
Moore, Melissa	Vice President
Plohr-Memming, Melissa	Vice President
Rafaloff, Roberta	Vice President
Wang, Jay	Vice President
Bedore, Elisabeth	Vice President and Chief Compliance Officer
Harker, Heather	Vice President and Chief Legal Officer
Cocolla, Antonio	Vice President and Illustration Officer
Johnson, Christopher	Vice President and Investment Officer
Montoya, Albert	Vice President and Investment Officer
Radis, Stephen C.	Vice President and Investment Officer
Stevens, James	Vice President and Investment Officer
Ring, Timothy	Vice President and Secretary
Connery, Charles	Vice President and Treasurer